Contact

www.linkedin.com/in/bobayan (LinkedIn)
www.rayyan.ai (Company)

Top Skills

Venture Capital
Entrepreneurship
Strategy

Languages

Latin
English (Native or Bilingual)
Arabic
Spanish

Honors-Awards

Carroll L. Wilson Fellow
Human Rights Award

Publications

Higher Education Creates Higher Expectations in Jordan: Combatting the Loss of the Kingdom's Intellectual Wealth

Robert Ayan
Founder and CEO at Rayyan Systems Inc.
Cambridge, Massachusetts, United States

Summary

Robert Ayan is Founder and CEO of Rayyan Systems, an AI / Machine Learning company that provides a SaaS web and mobile research collaboration tool for researchers to save time conducting systematic literature reviews and to extract greater value from repositories of curated, unstructured data sets that contain a wealth of knowledge.

Formerly, Robert served as Managing Partner of Cambridge Advisors, a consultancy specialized in human, social and economic development, where he delivered turn-key projects for public and private sector clients worldwide. Robert also served as Senior Advisor for Innovation and Entrepreneurship to a Presidential science diplomacy initiative. He served as Vice President of Business Development for Future Cities Development, Inc, a startup funded by Paypal's Peter Thiel that aimed to build innovative autonomous governments starting with a start-up city in Honduras. Robert previously served as Chief Strategist for a science park and on the development of a national innovation system for Jordan. He also delivered a national high growth strategy to accelerate the growth of technology startups for the USAID funded Jordan Competitiveness Program, an effort to attract $1 billion in new investment and create 40,000 new jobs. He is an angel investor and technology entrepreneur, and served as the Program Manager of the MIT Entrepreneurship Center where he helped entrepreneurs commercialize their innovations. He was a product manager at LiveVault Corporation, an early broadband enabled cloud based, B2B, SaaS, technology startup acquired by Iron Mountain. Robert earned his Master of Business Administration from the Massachusetts Institute of Technology, and is an awarded Fellow of the MIT Carroll L. Wilson Circle, an intergenerational community of exceptional scholars, intellectuals and business entrepreneurs united around the concerns for global sustainability. Robert earned his Bachelor of Science in Business Administration from Boston

University, where he studied Computer Science and Management
Information Systems.

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Experience

Rayyan Systems Inc.
Chief Executive Officer
January 2020 - Present (3 years 7 months)
Boston, Massachusetts, United States

Rayyan Systems Inc. is a leading provider of collaboration and research tools
that power the global research community in pursuit of accelerated scientific
discovery. Rayyan is an AI-assisted research collaboration platform that
enables researchers to identify, extract and synthesize relevant data in far less
time to support evidence based decision making, including evidence based
medicine.

Qatar Science & Technology Park
Entrepreneur In Residence
September 2019 - December 2019 (4 months)

Identifying promising Artificial Intelligence and Machine Learning research
for commercialization with a high technology readiness level. Researching
the attractiveness of potential commercial applications and market dynamics
to determine optimal pathways for viable commercialization. Assembling the
resources to launch a startup based on advanced AI/ML research.

Cambridge Advisors
Managing Partner
January 2007 - September 2019 (12 years 9 months)
Cambridge, MA

Cambridge Advisors is a global consultancy that specializes in developing
integrated strategies to foster economic prosperity. We advise both public
and private sector clients worldwide on the development of comprehensive
strategies to achieve their objectives.

Brown University
Regional Manager
March 2013 - August 2016 (3 years 6 months)
Providence, Rhode Island, United States

Future Cities Development, Inc.

Vice President of Business Development
August 2011 - October 2012 (1 year 3 months)
Tegucigalpa, Honduras

Future Cities Development, Inc. was a startup backed by PayPal's Peter Thiel, and other prominent investors, and was formed to innovate the world's largest industry: government. Its aim was to benefit humanity by creating free societies. We envisioned a world where cities with innovative governance would eradicate poverty, elevate human rights, and create unprecedented prosperity for the human race. We would accomplish this by forming autonomous charter cities that would offer highly innovative forms of governance and government services that would set new standards with measurable socio-economic impact.

Global Innovation through Science and Technology
Senior Advisor
2010 - 2011 (1 year)
Washington, DC

Served as Senior Advisor to a presidential science diplomacy initiative under the Obama administration to improve foreign relations through innovation and entrepreneurship.

El Hassan Science City
Chief Strategist
January 2007 - September 2010 (3 years 9 months)
Amman, Jordan

El Hassan Science City is a science park in the Hashemite Kingdom of Jordan, established under the patronage of the Royal Family to promote science, technology, innovation and entrepreneurship to incubate Jordan's next economy.

Minah Ventures
General Partner
June 2005 - January 2007 (1 year 8 months)
Cambridge, MA

Minah Ventures was an early stage technology venture capital fund in formation with a novel investment thesis.

MIT Entrepreneurship Center
Program Manager
November 2003 - July 2005 (1 year 9 months)

Located at the Massachusetts Institute of Technology, the MIT Entrepreneurship Center educates the men and women who make new products and new ventures successful.

Livevault Corp
Product Manager
June 2002 - November 2003 (1 year 6 months)
Marlborough, MA

LiveVault is a leading provider of electronic vaulting data protection services acquired by Iron Mountain (NYSE:IRM) and is an early, broadband enabled B2B cloud based software as a service (SaaS) success story.

S&V consultoria e tecnologia
Management Consultant
September 2001 - March 2002 (7 months)
São Carlos, Brazil

S&V Consultoria e Technologia is a leading Brazilian startup smart-card solution provider.

MFS Investment Management
Team Leader
October 1996 - August 2000 (3 years 11 months)

MFS Investment Management is a $160billion USD asset management firm headquartered in Boston, Massachusetts.

Education

MIT Sloan School of Management
Master of Business Administration (MBA), Information Technology and Business Transformation

Boston University - School of Management
BSBA, Management Information Systems, Computer Science

Boston Latin School